Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

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The following e-mail was sent to all employees of Macromedia, Inc. on August 2, 2005:

From:	Betsey Nelson
To:	All Macromedia FTE
Subject:	Integration Update #6 - CONFIDENTIAL

Hello Again,

Based on our estimated fall close, we are now over half way through the integration planning process.  The integration teams continue to make progress in building out our plans as a combined company for day one and beyond, with a focus on the customer experience.  While we don’t have all of the answers yet, we can share with you a few specific examples of what the teams are planning:

INTEGRATION PLANNING — WHAT’S NEW?

Planning for a Best-in-Class Website
Inside the Marketing Integration team, the Adobe.com / Macromedia.com subteam is hard at work planning how to create the best Day One experience for our customers when they arrive at the external web sites. While many aspects of web integration planning are still under discussion, we do know that the current plan is to operate two sites on Day One, and that Macromedia.com will be co-branded with both “Adobe” and “Macromedia.” The team is developing schematics and use-cases, and they plan to conduct user testing to make sure that we can launch with the best plan for achieving our integration goals while still maintaining our key performance indicators like traffic to the online store, and easy-to-find customer support. They are also working on a detailed cross-linking plan that will be the first step in truly integrating the two sites.

Honoring Customer Commitments
The Customer Care integration team’s primary objective for Day One is to make sure that customer commitments are honored and fulfilled. This includes the quality and effectiveness of the online support centers as well as the customer’s call in experience. Currently, the Customer Care Integration teams are reviewing all of the customer support access points to ensure that our collective operations will continue to perform as expected. Additionally, the team is diligently looking “beyond” the Day One experience to research and plan exactly how we can better serve our customers as a collective Worldwide Customer Care Organization.

Planning Product Roadmaps
The product integration teams have moved beyond the discovery phase of understanding legal guidelines and product basics and are starting to engage in discussions around long-term customer needs and product opportunities.  Initial ideas have been reviewed internally with Clean Team members and reports indicate that the energy and excitement is high on both sides.  Each of the product teams intends to share its planning work after close via internal team discussions.  They will also hold Concept Accept (CA) presentations in the fall to kickoff the product integration roadmap.

Cross-Functional Walkthroughs
All of these efforts will be brought together in the next few weeks with a Customer Scenario workshop sponsored by the Integration Program Office. This will be an opportunity for integration teams to walk through various customer scenarios and test their plans with stakeholder groups and business owners. This will serve as a final step in making sure that we have all of our bases covered for Day One across all customer touch points.

HOW YOU CAN LEARN MORE

Representatives from Adobe have given three in-depth presentations on some of their company’s products during “Knowing the Business” presentations in San Francisco. The presenters have described the business strategy and target market for these products and demonstrated some of the features in the latest releases.  The “Vanishing Point” in PhotoShop and the rendering of 3-D objects in Acrobat drew the greatest oohs and ahhs from those in attendance.

The sessions have been recorded in Breeze and can be viewed at http://macronet/hr/adobe_integration/communication.shtm.  The dates and topics for the next two sessions are listed there as well. We are also working with the leaders of our field offices to arrange for similar sessions locally where possible.

July 12 - Digital Imaging Digital Video
Bryan Lamkin, Senior Vice President, Digital Imaging and Digital Video Business Unit, Deb Whitman, Vice President, Product Management, Digital Imaging and Julieanne Kost, Photoshop Evangelist

July 19 - Adobe Acrobat and PDF Platform
Bob Wulff VP, Acrobat Engineering, Ricky Liversidge, Director, Acrobat Marketing and Eugene Lee, VP, Product Marketing, Intelligent Documents Business Unit

July 26 - Adobe Creative Professional Solutions
David Burkett, Senior Director, Creative Pro Business Unit, Solutions Business Management, Ginna Baldassare, Senior Product Manager and Will Eisley, Group Product Manager, Layout Products, InDesign, InCopy and GoLive

In addition, we continue to host executive chat sessions with senior leaders from Adobe and encourage you to attend.  This week, Bruce Chizen, Adobe CEO, will be visiting the Newton site, while Shantanu Narayen, Adobe President and COO, will be visiting Macromedia’s facility in Bangalore.   Stay tuned for other events scheduled over the coming weeks…

Finally, thank you all for continuing to focus on delivering for our customers and shareholders right through the integration period.  We delivered outstanding Q1 results, which analyst Jamie Friedman with Fulcrum Global Partners said “make Adobe look smart.” (http://www.marketwatch.com/news/ 7/21/05).

Let’s keep up the good work!

Betsey

betsey nelson | evp and cfo | macromedia
bnelson@macromedia.com

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Macromedia, Inc. included a link in the above e-mail to the following article published in Marketwatch.com on July 21, 2005:

LOS ANGELES (AFX) — Macromedia Inc.’s stock edged up Thursday after the company posted solid quarterly results overnight, although shares are now seen tracking the planned acquisition by Adobe Systems Inc. more than fundamentals.

In recent trading, Macromedia stock added 12 cents, or 0.3%, to $39.74. Shares have ranged from $18.09 to $44.67 over the last 52 weeks.

Adobe shares dipped 3 cents, or 0.1%, to $29.43.

After the close of the prior trading day, San Francisco-based Macromedia said its fiscal first-quarter profit jumped 17%, propelled by strong demand for its software used for Web site design.

Separately, Macromedia and Adobe both said their shareholders will meet Aug. 24 to vote on whether to approve the proposed stock-based merger, originally worth $3.4 billion when announced in April.

KeyBanc Capital Markets analyst Mark Schappel agreed Macromedia shares “are trading on arbitrage considerations, not business fundamentals.”

The analyst continues to rate Macromedia a hold given it is no longer moving on fundamentals.

Macromedia said its fiscal first-quarter profit rose to $15.2 million, or 19 cents a share, from $13 million or 17 cents a share in the comparable period a year earlier.

Revenue for the period increased 13% to $116.8 million from $103.6 million.

Excluding one-time items like charges related the planned merger, Macromedia would have earned $18.1 million, or 22 cents a share, compared with $13.7 million or 18 cents a share.

Wall Street analysts, on average, expected a profit of 21 cents a share on revenue of $114.1 million for the period ended June 30, according to a Thomson First Call survey.

The solid results “make Adobe look smart,” according to Fulcrum Global Partners analyst Jamie Friedman.

Friedman maintained a buy rating on Macromedia’s stock, pointing to the arbitrage profit related to the firm’s expected acquisition.

“Based on Adobe closing price and the exchange ratio of 1.38, Macromedia should trade at $40.65,” the analyst said. He views the arbitrage profit as “surprisingly large given the minimal risks to the deal.”

Looking ahead to results for its current quarter, Macromedia forecast revenue of $120 million to $125 million. The company pegged its gross margin for the period at 91% to 93%, with an operating margin of 17% to 19% before merger costs.

Analysts’ estimates called for a second-quarter profit of 25 cents a share on revenue of $122 million.

Both Macromedia, which makes the Flash software program for animated Internet sites, and San Jose, Calif.-based Adobe repeated earlier expectations for the pact to close in the fall, assuming approval by regulators and shareholders.

Last week, the Justice Department requested additional information from the companies as part of their antitrust review of the proposal.

By combing their businesses, Adobe and Macromedia would directly challenge the world’s largest software company, Microsoft Corp. , in the market for software used for Web sites.

Adobe sells GoLive, a smaller-scale rival to Macromedia’s widely used Dreamweaver program, for Web-site design.

Dreamweaver is the leading site-design application and competes with Redmond, Wash.-based Microsoft’s FrontPage.

Also, Microsoft is expected to unveil software for document sharing that would compete with Adobe’s Acrobat next year.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this communication include expectations about the timing of the merger and the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals. Actual results may differ materially from those contained in the forward-looking statements in this communication. Adobe undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Adobe Systems Incorporated has filed a registration statement on Form S-4, and Adobe and Macromedia, Inc. have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-832-5995.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on June 20, 2005. These documents are available free of charge at the SEC’s web site at http://www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.